Exhibit 12.1

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	Fiscal years ended
	February 24, 2007	February 25, 2006	February 26, 2005	February 28, 2004	February 22, 2003
	(In millions, except ratios)
Earnings before income taxes	$747	$329	$601	$455	$408
Less undistributed earnings of less than fifty percent owned affiliates	5	12	3	(16)	(16)

Earnings before income taxes	752	341	604	439	392
Interest expense	600	139	138	166	182
Interest on operating leases	155	48	44	44	45

Subtotal	1,507	528	786	649	619

Total fixed charges	$755	$187	$183	$210	$227

Ratio of earnings to fixed charges	2.00	2.82	4.30	3.09	2.72